EXHIBIT 99.1

TULSA Procedure Featured in the Scientific Program at the American Urological Association 2023 Annual Meeting

– Presentations reinforce the safety, efficacy and durability of the TULSA procedure, further supporting its potential as a mainstream, whole gland or focal treatment for prostate disease –

– FARP study provides Level 1 evidence that focal therapy with TULSA has a lower complication rate compared to RALP –

TORONTO, May 01, 2023 (GLOBE NEWSWIRE) -- Profound Medical Corp. (NASDAQ:PROF; TSX:PRN) (“Profound” or the “Company”), a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue, today announced the presentation of four studies of the Transurethral Ultrasound Ablation (“TULSA”) procedure at the American Urological Association (“AUA”) 2023 Annual Meeting, which took place from April 28 - May 1, 2023 at McCormick Place in Chicago, Illinois.

“In addition to the updated pivotal TACT trial data we first shared in September 2022, we were pleased to have the opportunity to present at this year’s AUA meeting three more posters reinforcing TULSA’s safety, efficacy and durability,” said Arun Menawat, Profound’s CEO and Chairman. “Evidence from clinical-trial and real-world settings establish the precision, flexibility and durability of TULSA treatment, which will complement important Level 1 evidence comparing TULSA to radical prostatectomy from our ongoing randomized controlled CAPTAIN trial. We are confident that the positive data shared during these presentations will help to establish TULSA as a mainstream treatment for a broad spectrum of patients with prostate disease, including those with cancer and BPH, while adding to the momentum of our U.S. commercialization strategy.”

A presentation entitled Pivotal study of MRI-guided transurethral ultrasound ablation of localized prostate cancer: 4-year follow up reiterated the previously announced four-year follow-up data from the TACT (TULSA-PRO® Ablation Clinical Trial) pivotal clinical trial. The data demonstrate that both oncological control and functional outcomes are durable to four years after treatment with TULSA. At four years, 16% of patients in TACT underwent additional intervention for prostate cancer, with no patients experiencing severe erectile dysfunction (Grade 3, medication not helpful), and 87% of previously potent patients reporting erection firmness sufficient for penetration, demonstrating continued improvement from 75% at one year. Urinary function was durable over the four-year follow-up period, with 99% of patients preserving urinary continence (≤1 pad/day) and 94% remaining completely pad-free. The data was presented by Dr. Christian Pavlovich, Bernard L. Schwartz Distinguished Professor in Urologic Oncology at the Johns Hopkins University School of Medicine and Director of the Prostate Cancer Active Surveillance Program and Fellowship Director of Urologic Oncology for the Brady Urological Institute.

Dr. Rolf Muschter of Bielefeld, Germany’s ALTA Klinik presented A retrospective clinical service evaluation of lesion-targeted MRI-guided transurethral ultrasound ablation for the treatment of localized prostate cancer. The presentation described a real-world outcomes study of 180 men with primary or recurrent prostate cancer and a subgroup with concurrent benign prostatic hyperplasia (“BPH”) who were also seeking treatment for lower urinary tract symptoms (“LUTS”). At follow-up, oncological success was 88%, with 85% of men with LUTS before treatment experiencing relief after treatment with TULSA. In addition, 98% of patients preserved pad-free continence and 100% preserved erectile potency.

Dr. Muschter commented, “This real-world outcome study is the largest single cohort presented to date. The compelling results demonstrate that lesion-targeted TULSA is associated with promising mid-term oncological outcomes and a minimal functional side-effect profile, with the flexibility to treat localized prostate cancer in a primary, salvage, or concurrent setting of BPH through a patient-tailored whole-gland or lesion-targeted approach.”

Another presentation entitled Comparison of postoperative complications between Focal Ablation and Radical Prostatectomy for intermediate-risk prostate cancer reviewed the Focal Ablation Against Radical Prostatectomy (“FARP”) study led by Oslo University Hospital’s Dr. Eduard Baco. The study assessed one-year complications in 206 patients, where 131 received treatment with focal ablation (either TULSA or high-intensity focused ultrasound (“HIFU”)), and 75 received treatment with robotic assisted laparoscopic prostatectomy (“RALP”). The rate of serious complications (Grade ≥3 in the Clavien-Dindo classification) was significantly lower in the focal ablation arm (2% versus 13%, p<0.001). The number of patients incurring any complication after focal ablation and RALP were 20%, and 39%, respectively. There were two Grade 4 complications - one after HIFU ablation and one after RALP - but none after TULSA.

“This landmark study is one of the first to establish a head-to-head comparison between radical prostatectomy and minimally invasive therapies,” said Dr. Baco. “FARP is also the first source of Level 1 evidence that includes TULSA which had lower complications to RALP, and no Grade 4 complications, once again demonstrating the superior safety profile of partial gland ablation.”

Finally, a presentation entitled Transurethral ultrasound ablation for benign prostatic obstruction: 12 months clinical outcomes assessed the safety and efficacy of TULSA in men with BPH. Outcomes for the 27 men treated in the study demonstrated that early symptom relief at 3 months was durable to 24 months. At 12 months, the International Prostate Symptom Score (IPSS) was 4, improved from 17 before treatment, while the quality-of-life score improved to 1, from 4 before treatment, despite 23 of the 27 men discontinuing symptom-management medication. All measures of urinary symptoms and uroflowmetry improved after the TUSLA procedure.

The presenting author, Turku University Hospital’s Dr. Mikael Anttinen, commented, “These 12-month outcomes strengthen our previously reported results on the safety and efficacy of TULSA as a promising new treatment option for benign prostatic obstruction.”

The abstracts have been published in The Journal of Urology: Vol. 209, No. 4S, Supplement, Monday, May 1, 2023.

About Profound Medical Corp.

Profound is a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. TULSA-PRO® is designed to provide customizable and predictable radiation-free ablation of a surgeon-defined prostate volume while actively protecting the urethra and rectum to help preserve the patient’s natural functional abilities. TULSA-PRO® has the potential to be a flexible technology in customizable prostate ablation, including intermediate stage cancer, localized radio-recurrent cancer, retention and hematuria palliation in locally advanced prostate cancer, and the transition zone in large volume benign prostatic hyperplasia (“BPH”). TULSA-PRO® is CE marked, Health Canada approved, and 510(k) cleared by the U.S. Food and Drug Administration (“FDA”).

Profound is also commercializing Sonalleve®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases. Sonalleve® has also been approved by the China National Medical Products Administration for the non-invasive treatment of uterine fibroids and has FDA approval under a Humanitarian Device Exemption for the treatment of osteoid osteoma. The Company is in the early stages of exploring additional potential treatment markets for Sonalleve® where the technology has been shown to have clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

Forward-Looking Statements

This release includes forward-looking statements regarding Profound and its business which may include, but is not limited to, the expectations regarding the efficacy of Profound’s technology in the treatment of prostate cancer, BPH, uterine fibroids, palliative pain treatment and osteoid osteoma. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this release, may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Company, including risks regarding the medical device industry, regulatory approvals, reimbursement, economic factors, the equity markets generally and risks associated with growth and competition. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. In addition, there is uncertainty about the spread of the COVID-19 virus and the impact it will have on Profound’s operations, the demand for its products, global supply chains and economic activity in general. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.

For further information, please contact:

Stephen Kilmer
Investor Relations
skilmer@profoundmedical.com
T: 647.872.4849